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                                                              EXHIBIT 99.(A)(15)



CONTACT: Investor:
         Cynthia T. Gordon
         Senior Director, Investor Relations
         (972) 580-5047

         Media:
         Mary Forte'
         Executive Vice President and
         Chief Administrative Officer
         (972) 580-4810



                      ZALE CORPORATION SUBSIDIARY COMPLETES
                        TENDER OFFER FOR PIERCING PAGODA

         DALLAS, Texas, September 20, 2000 -- Zale Corporation (NYSE: ZLC) announced today that its indirect wholly owned subsidiary has completed its tender offer for all of the outstanding shares of common stock of Piercing Pagoda, Inc. (NASDAQ:PGDA), at a price of $21.50 per share in cash.

         The tender offer expired at 12:00 midnight, New York City time on Tuesday, September 19, 2000. Zale Corporation has been advised by American Stock Transfer & Trust Company, the depositary for the tender offer, that as of the expiration of the tender offer 8,943,833 Piercing Pagoda shares, representing approximately 94.7% of the outstanding shares, have been validly tendered and not withdrawn pursuant to the tender offer (excluding an additional 448,031 shares tendered pursuant to the procedures for guaranteed delivery). Jewelry Expansion Corp. has accepted for prompt payment all shares validly tendered pursuant to the tender offer. As soon as practicable, Zale Corporation intends to merge Jewelry Expansion Corp. with and into Piercing Pagoda, with Piercing Pagoda as the surviving entity. As a result, each share of Piercing Pagoda common stock not acquired pursuant to the tender offer will be converted into the right to receive $21.50 per share in cash, without interest.

         Zale Corporation, the largest specialty retailer of fine jewelry in North America, operates approximately 1,390 specialty retail jewelry stores located throughout the United States, Canada, Puerto Rico, and online, including Zales Jewelers, Zales Outlet, Zale.com at www.zales.com, Gordon's Jewelers, Bailey Banks and Biddle Fine Jewelers and Peoples Jewellers. Additional information on Zale Corporation is available on the Internet at www.zalecorp.com.

         Piercing Pagoda, the largest specialty retailer of gold jewelry operating through kiosks and traditional stores in the United States, currently operates over 940 stores in 44 states with 12 locations in Puerto Rico. The company primarily operates under the names Piercing Pagoda, Plumb Gold, Silver & Gold Connection and Diamond Isle, and offers an extensive selection of popular priced 14 and 10 karat gold chains, charms, bracelets, rings and earrings, as well as a selection of silver and diamond jewelry.

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